Finance

RECEIVED

2007 FEB -1 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

19th January, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07020732

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED

FEB 0 5 2007 E

THOMSON
FINANCIAL

Richard Benke
Investor Relations Director

Enclosure

▶ MOL Plc.

INVESTOR NEWS

19 January 2007

New activity in MOL's Articles of Association

MOL Plc. hereby announces that following the approval of the Court of Registry as of 19 January 2007 the following new activities have been included in MOL's Articles of Association

52.31'03	Retail of medicines
52.32'03	retail of medical products
52.33'03	retail of perfumes

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043